36-3, Yeouido-Dong, Yeoungdeungpo-Gu,
Seoul, Korea
Tel.: 822 2073 8354, Fax.: 822 2073 8360

September 4, 2007

Mr. Donald Walker

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Re:	Kookmin Bank, Form 20-F for the Fiscal Year Ended December 31, 2006,
Filed June 28, 2007; File No. 001-15258

Dear Mr. Walker:

We are writing in response to the letter (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 21, 2007 setting out comments with respect to the above-referenced Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “2006 Form 20-F”). For convenience, we have reproduced below the Staff’s comments and have provided our responses immediately below the comments.

Management’s Discussion and Analysis

Liquidity, page 124

1.	We note your disclosure in the Risk Factor on page 18 regarding your significant reliance on short-term funding sources, primarily customer deposits, to meet funding requirements. We also note that approximately 92% of these deposits had maturities of a year or less or were payable on demand at December 31, 2006 and that you attribute the increase in deposits in prior years to the lack of alternative investment opportunities for individuals and households in Korea, in light of the low interest rate environment and volatile stock market conditions. Please revise your future filings to explain how you intend to fund operations if the majority of these deposits do not rollover, in light of expected market conditions. Provide us with your proposed future disclosure.

We believe that expected market conditions in the near future are not likely to result in significant withdrawals of existing customer deposits. However, to address the Staff’s concerns, we propose to add to our future filings the following paragraph, to be inserted as the second paragraph under the heading “Liquidity” on page 124 of the 2006 Form 20-F:

“Although most of our customer deposits have maturities of less than one year or are payable on demand, our experience has been that the majority of our depositors generally roll over their deposits at maturity, providing us with a stable source of funding. However, in the event that a substantial number of our depositors do not roll over their deposits or otherwise decide to withdraw their deposited funds, we would need to place increased reliance on alternative sources of funding, some of which may be more expensive than customer deposits, in order to finance our operations. See “Item 3D. Risk Factors—Risks relating to liquidity and capital management—Our funding is highly dependent on short-term deposits, which dependence may adversely affect our operations.” In particular, we may increase our utilization of alternative funding sources such as short-term borrowings and cash and cash equivalents (including funds from maturing loans), as well as liquidating our positions in trading and investment securities and using the proceeds to fund parts of our operations, as necessary. In addition, we are seeking to increase our reliance on long-term funding sources such as secured borrowings (including asset securitizations), issuance of debentures and long-term borrowings.”

Notes to Consolidated Financial Statements

Basis of Presentation and Consolidation, page F-13

2.	We note you held a 51% equity interest in KB Life (“KBL”), a joint venture with ING, as of December 31, 2006. It is our understanding, based on the disclosures in your 2005 Form 20-F, that you account for this interest using the equity method of accounting pursuant to the guidance in EITF 96-16. Please provide us with the following information:

•	tell us whether our understanding of your accounting policy is correct;

We affirm the Staff’s understanding of our accounting policy that we account for our interest in KBL using the equity method pursuant to the guidance in EITF Issue No. 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights (“EITF 96-16”).

•	provide us with a summary of the key minority shareholders’ rights and deadlock provisions from your joint venture agreement or memorandum of understanding and any other supplemental agreements;

We considered EITF 96-16 in determining whether we lack control of KBL despite being the majority shareholder. EITF 96-16 classifies the voting rights of shareholders into protective rights and substantive participating rights, and further states that minority rights (whether granted by contract or by law) that would allow the minority shareholder to effectively participate in the following corporate actions should be considered substantive participating rights and would overcome the presumption that an investor with a majority voting interest should consolidate its investee: 1) selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures; and 2) establishing operating and capital decisions of an investee, including budgets, in the ordinary course of business.

The following are the key minority shareholders’ rights including substantive participating rights and protective rights and deadlock provisions provided in the Joint Venture Agreement (the “JV Agreement”) for KBL:

Matters which require unanimous vote of the shareholders

(i)	employing or terminating the employment of the Representative Director, agreeing on the terms on which the Representative Director is to be employed or entering into, varying or terminating any employment agreement in respect of the Representative Director;

(ii)	employing or terminating the employment of the Chief Financial Officer, agreeing on the terms on which the Chief Financial Officer is to be employed or entering into, varying or terminating any employment agreement in respect of the Chief Financial Officer;

(iii)	employing or dismissing (other than for gross misconduct) any of the Senior Officers or determining the terms and conditions on which each of the Senior Officers are to be employed (including his or her remuneration package) or making any changes to such terms and conditions;

(iv)	declaring any dividend or making any other distribution to the shareholders;

(v)	the merger, dissolution, liquidation or winding-up of KBL;

(vi)	entering into or varying the terms of any transaction between a director, shareholder or an affiliate of a shareholder on the one hand and KBL on the other hand;

(vii)	acquiring a business from a third party, which may have a material affect on KBL, or reorganizing or changing the nature or scope of KBL’s business;

(viii)	making any material change in the nature of the business conducted by KBL or undertaking any new activities materially different to those contemplated in the JV Agreement;

(ix)	any issuance of any shares or rights (other than issue of shares or rights necessary for KBL to manage legal and market solvency requirements);

(x)	listing or registering the shares on a stock exchange; and

(xi)	selling, disposing, transferring, assigning or leasing (as lessor) of all or substantial portion of the assets of KBL.

Board of Directors, Representative Director, CFO and Senior Officers

(i)	Board of Directors: KBL’s Board of Directors consists of the Representative Director, two standing directors and two non-standing directors. Two directors (consisting of one standing director and one non-standing director) and the Representative Director shall be nominated by Kookmin Bank (“Kookmin”), and two directors (consisting of one standing director and one non-standing director) shall be nominated by ING Insurance International B.V. (“ING”). However, the Representative Director Nominee from Kookmin must be approved by ING.

(ii)	Representative Director: KBL shall have one Representative Director, who shall also have the title of Chief Executive Officer (“CEO”) of KBL. The term of office of the Representative Director shall be one year. The first Representative Director and any subsequent Representative Director shall be nominated in accordance with the following procedure: (a) ING and Kookmin shall conduct a search internally within the ING Group and Kookmin and externally for a candidate that is best qualified for the position of Representative Director; (b) if ING and Kookmin agree on a candidate following such search, the candidate shall be nominated for election by the Shareholders as the Representative Director; (c) if there is no agreement between ING and Kookmin on the Representative Director candidate, then Kookmin shall have the right to nominate the candidate for the Representative Director, and ING shall have the right to approve or disapprove the candidate in its reasonable discretion; and (d) in the event ING does not approve the candidate, ING shall provide a written explanation to Kookmin of the reasons for its disapproval.

(iii)

Chief Financial Officer: The term of office of the Chief Financial Officer (“CFO”) shall be one year. ING shall have the right to nominate the candidate for the first CFO and any subsequent CFO, and Kookmin shall have the right to approve or disapprove the candidate in its reasonable discretion, provided that, in the event that Kookmin does not approve the candidate, Kookmin shall provide a written explanation to ING of the reasons for its disapproval. The shareholders shall exercise their respective voting rights to take such necessary action, including the adoption by KBL’s Board of Directors of necessary resolutions or internal regulations to delegate to the CFO his responsibilities under the JV Agreement.

(iv)	Senior Officers: Each of Kookmin, ING and the Representative Director may nominate candidates for the Senior Officer positions within the candidate pool. The CEO shall have the right to appoint the Senior Officers from the candidate pool, subject to obtaining prior approval from Kookmin and ING. ING and Kookmin shall have rights to nominate Senior Officers as directors to the Board. If the hiring of new or additional Senior Officer(s) is deemed necessary by Kookmin or ING, Kookmin and ING shall consult each other and jointly decide on the hiring of such additional Senior Officer(s).

Matters which require unanimous approval of members of Board of Directors

The following corporate actions may be adopted only by unanimous approval in a meeting of KBL’s Board of Directors where a quorum is present:

(i)	approval of KBL’s “Business Plan”, any material variation thereto or material deviation therefrom;

Under the JV Agreement, “Business Plan” is defined as a plan which (a) sets out the current and anticipated future financial position of KBL; (b) sets out in detail the particulars of the proposed business activities of KBL; (c) provides the details of expected revenue and expenditure of KBL; and (d) contains a forecast profit and loss account, balance sheet and statement of cash flows of KBL.

(ii)	any amendments to the Policies and Procedures Manual or Distribution Agreement;

Under the JV Agreement, KBL is required to maintain a manual (the “Policies and Procedures Manual”) setting out its policies and procedures to be followed by KBL, which policies and procedures shall comply with Korean regulations and follow international best practice and ING Group Standards. The Policies and Procedures Manual shall be prepared and approved by ING and Kookmin as soon as practicable following the execution of this Agreement and in any event within 90 days of Closing, unless extended by mutual agreement of the shareholders.

(iii)	giving any guarantee or indemnity exceeding 20% of the net asset value of KBL (based on its most recently available financial statements);

(iv)	incurring any capital expenditure exceeding 20% of the net asset value of KBL (based on its most recently available financial statements);

(v)	creating or redeeming any liens over KBL’s property;

(vi)	borrowing any amount (other than in the ordinary course of business of KBL);

(vii)	making any loan or granting any credit (other than in the ordinary course of business of KBL); and

(viii)	entering into any contract or commitment which (a) is outside the ordinary course of business of KBL or (b) would involve a total outlay over the term of the contract in excess of 20% of the net asset value of KBL (based on its most recently available financial statements)

Deadlock Provisions

The following are the “deadlock” provisions contained in the JV Agreement:

Mediation Committee. In the event of a deadlock, each shareholder shall, within 30 days of such deadlock having arisen, cause its nominees on KBL’s Board of Directors to prepare and circulate to the other shareholder a memorandum setting out its position on the matter in dispute and its reasons for adopting such position. The shareholders shall then attempt in good faith to resolve such deadlock promptly by negotiation between the appointed representatives of the shareholders (the “Mediation Committee”) who are at a higher level of management than the persons with direct responsibility for administration of the JV Agreement.

Resolution of Deadlock. If the members of the Mediation Committee reach agreement within 15 days of the referral of the matter to the Mediation Committee, the Mediation Committee shall issue a statement setting out the terms of such agreement and each Shareholder shall exercise its voting rights and other powers of control available to it in relation to KBL to procure that the terms of such agreement are implemented.

Unresolved Deadlock. If the Mediation Committee cannot reach agreement within 15 days of referral of the matter to the Mediation Committee, then an unresolved deadlock shall be deemed to have occurred.

Minority shareholders’ substantive participating voting rights

Upon considering the above factors, we have concluded that the following provisions would be minority shareholders’ substantive participating rights that would require us to account for our interest in KBL using the equity method under EITF 96-16:

Matters which require unanimous vote of the shareholders

(i)	employing or terminating the employment of the Representative Director/CEO, agreeing on the terms on which the Representative Director is to be employed or entering into, varying or terminating any employment agreement in respect of the Representative Director;

(ii)	employing or terminating the employment of the CFO, agreeing on the terms on which the CFO is to be employed or entering into, varying or terminating any employment agreement in respect of the CFO;

(iii)	employing or dismissing (other than for gross misconduct) any of the Senior Officers or determining the terms and conditions on which each of the Senior Officers are to be employed (including his or her remuneration package) or making any changes to such terms and conditions; and

(iv)	declaring any dividend or making any other distribution to the shareholders.

Matters which require unanimous approval of members of Board of Directors

(i)	approval of KBL’s Business Plan, any material variation thereto or material deviation therefrom;

(ii)	any amendments to the Policies and Procedures Manual or Distribution Agreement;

(iii)	giving any guarantee or indemnity exceeding 20% of the net asset value of the KBL (based on its most recently available financial statements);

(iv)	incurring any capital expenditure exceeding 20% of the net asset value of KBL (based on its most recently available financial statements); and

(v)	creating or redeeming any liens over KBL’s property.

•	tell us if KBL is a variable interest entity within the scope of FIN 46(R). If so, tell us why it is not required to be consolidated; and

We concluded that KBL is not an entity subject to consolidation within the scope of FIN46 (R) as a result of our analysis of FIN46(R) par. 5. We have summarized our analysis as follows:

	FIN46(R) VIE Criteria (par. 5)	An entity shall be subject to consolidation according to the provisions of FIN 46 (R) if, by design, the conditions in par. 5(a), (b), or (c) exist
Par. 5(a)	The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.	As of December 31, 2004, the book value of equity (which approximates fair value) was approximately (Won)30.9 billion, of which (Won)30 billion represented the capital infused from Kookmin in May 2004, compared to total assets of (Won)193 billion. Therefore, the (Won)30 billion of equity at risk for Kookmin represented 15.5% of the total assets, and the presumption that the fair value of equity at risk is less than 10% (FIN 46 (R) par. 9, 10) of the fair value of total assets is not met. Moreover, we considered other factors in concluding that the total equity investment at risk is sufficient. For example, over the past three years, KBL has demonstrated that it can finance its activities without any subordinated financial support as it has consistently been profitable since 2004. Also, KBL is able to obtain commercial financing arrangements on customary terms. Consequently, we believe that the total equity investment at risk is sufficient to finance KBL’s activities and the condition specified in paragraph 5(a) of FIN 46 (R) does not exist.

Par. 5(b)	As a group, the holders of the equity investment at risk lack any one characteristics of a controlling financial interest.

We assessed whether Kookmin and ING lacked any one of the characteristics of a controlling financial interest in FIN 46(R) par. 5(b) 1-3.

Par. 5(b) 1. The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity.

FIN46(R) VIE Criteria (par. 5)	An entity shall be subject to consolidation according to the provisions of FIN 46 (R) if, by design, the conditions in par. 5(a), (b), or (c) exist

The Board of Directors of KBL is selected by the shareholders of KBL as provided in the JV Agreement. Accordingly, Kookmin and ING, through the Board of Directors, are in a position to have significant decision-making powers over KBL’s activities.

Furthermore, as previously indicated, we considered FIN 46 (R) footnote 8, which states: “Enterprises that are not controlled by the holder of a majority voting interest because of minority veto rights as discussed in EITF 96-16 are not variable interest entities if the shareholders as a group have the power to control the enterprise and the equity investment meets the other requirements of this Interpretation.”

Par. 5(b) 2. The obligation to absorb the expected losses of the entity

The JV Agreement requires the shareholders of KBL to absorb the expected losses of KBL. In the event of a liquidation of KBL, KBL’s shareholders are entitled to the residual surplus and losses.

Par. 5(b) 3. The right to receive the expected residual returns of the entity.

KBL’s shareholders have the full right to receive their expected residual return, and there are no provisions in the JV Agreement or other documents governing KBL to limit such returns.

Based on the above analysis of par. 5(b), we believe that Kookmin and ING, as a group, do not lack characteristics of a controlling financial interest, and thus the condition specified in par. 5(b) of FIN 46(R) does not exist.

	FIN46(R) VIE Criteria (par. 5)	An entity shall be subject to consolidation according to the provisions of FIN 46 (R) if, by design, the conditions in par. 5(a), (b), or (c) exist
Par. 5(c)	Equity with non-substantive voting rights

This characteristic will be deemed as present only if KBL meets BOTH of the following two criteria:

Criterion 1: Disproportionate voting and economics

Under Criterion 1, each equity investor should be evaluated to determine whether its obligation to absorb the entity’s expected losses, receive the entity’s expected residual returns, or both, is proportional to such investor’s voting rights. Although Kookmin holds a 51% equity stake in KBL, the minority owner’s affirmative vote is required as indicated in the JV Agreement with respect to significant operating decisions. That is, the voting rights of the investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both. Therefore, we have concluded that Kookmin’s equity stake in KBL meets Criterion 1.

Criterion 2 : Substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights

Although Kookmin has disproportionate voting rights as a KBL shareholder, KBL’s activities are conducted on behalf of both Kookmin and ING. Both Kookmin and ING have entered into the JV Agreement, pursuant to which both parties have contributed resources for the undertakings of KBL (whose principal activity is selling life insurance to third party customers in Korea). We note that KBL sells its insurance products to third parties. The contract sales are not transactions conducted directly with Kookmin and ING. Furthermore, Kookmin and ING share in the profits/losses of KBL based on their respective ownership stake, and no one party alone has the power to control the strategic, operating, investing, and financing activities of KBL. Accordingly, KBL does not meet Criterion 2, and thus the condition specified in par. 5(c) of FIN 46(R) does not exist.

FIN46(R) VIE Criteria (par. 5)	An entity shall be subject to consolidation according to the provisions of FIN 46 (R) if, by design, the conditions in par. 5(a), (b), or (c) exist
Since none of the conditions in par. 5(a), (b) or (c) exists, KBL is not a variable interest entity under FIN 46(R).

•	quantify KBL’s total assets, liabilities and net income under U.S. GAAP for each period presented.

In response to the Staff’s comment, we are providing KBL’s total assets, liabilities, and net income under U.S. GAAP for each period presented, which are as follows:

		(in millions of Won)
	2004	2005	2006
Total Assets	193,142	397,372	729,106
Total liabilities	162,273	370,492	693,216
Net Assets	30,869	26,880	35,890
Net income	303	2,534	5,916

Note 35-Segment Reporting, page F-66

3.	We note you provided reconciliations of your reportable segments’ assets and revenues to consolidated assets and revenues, respectively and identified significant reconciling items. Please revise your future filings to describe the significant reconciling items identified in these reconciliations for each period presented. For example, we note the reconciling item “ U.S. GAAP adjustments,” but are unable to locate a description of the significant differences between asset and revenue accounting policies in U.S. and Korean GAAP. Provide us with your proposed future disclosure. Refer to paragraph 32 of SFAS 131.

In response to the Staff’s comment, we will revise our future filings to describe the significant reconciling items identified in the reconciliations of our reportable segments’ assets and revenues to consolidated assets and revenues for each period presented, as required by paragraph 32 of SFAS No. 131. We have illustrated below the form of our future disclosures using segment information for the year ended December 31, 2006. We will disclose the significant reconciling items for all periods presented in our future filings.

(in millions of Won)	2006
Segments’ total assets	200,669,060

US GAAP adjustments	(5,936,633)

- Cash and cash equivalents	897,468
- Restricted cash	(42,561)
- Interest-bearing deposits in other banks	(69,074)
- Call loans and securities purchased under resale agreements	48,091
- Trading assets	(3,068,912)
- Investment	(1,687,593)
- Loans (net of allowance for loan losses)	1,388,218
- Premises and equipment, net	(527,878)
- Accrued interest and dividends receivable	(336,758)
- Security deposits	(5,086)
- Goodwill	94,157
- Other intangible assets	114,157
- Other assets	(2,740,862)

Inter-segment transactions	(1,754,182)

Consolidated total assets	192,978,245

(in millions of Won)	2006
Segments’ revenue	29,316,846

US GAAP adjustments	(6,349,809)

- Interest and dividend income	1,054,708
Deposits in other banks	(24,848)
Loans, including fees	1,211,207
Trading assets	(129,823)
Investment securities	(7,482)
Call loans and securities purchased under resale agreements	5,654
- Non-interest income	(7,404,517)
Trust fees, net	29,871
Other fees and commission income	(1,169,873)
Net trading revenue	(5,408,880)
Net gain on investments	(242,807)
Other non-interest income	(612,828)

Inter-segment transactions	(8,682,475)

Consolidated revenue	14,284,562

With respect to the description of the significant differences between assets and revenues accounting policies under U.S. and Korean GAAP, we will include those descriptions in the section following the reconciliation tables described above. In addition, we respectfully refer the Staff to the descriptions in the Item 5B, “Liquidity and Capital Resources – Reconciliation with Korean GAAP” of the 2006 Form 20-F, which highlights for investors certain of such differences under U.S. and Korean GAAP.

4.	We note you provided a reconciliation of your reportable segments’ net income to consolidated net income in your tables on pages F-67 and F-68. It does not appear that you provided reconciliations of the other line item totals in these tables to the corresponding consolidated amounts. Please tell us why you believe additional reconciliations are not required. If you do not provide the reconciliations due to impracticability, please so state. Refer to paragraph 32d of SFAS 131.

In response to the Staff’s comment, and in order to enhance our financial statement disclosures, we will provide in our future Form 20-F filings additional reconciliations of the other line item totals to the corresponding consolidated amounts, as required by paragraph 32 d of SFAS No. 131. We have illustrated below the form of our future disclosures using segment information for the year ended December 31, 2006.

Year ended December 31, 2006	Retail Banking	Corporate Banking	Capital Markets Activities	Credit Card Operations	Other	Subtotal Before Inter-segment Transactions	Inter-segment Transactions(1)	Subtotal Before US GAAP Adjustments	US GAAP Adjustments	Total
(in millions of Won)
Operating income	10,372,125	5,264,795	8,967,453	2,255,927	2,456,546	29,316,846	(8,682,475)	20,634,371	(6,349,809)	14,284,562
Operating expense	8,679,272	4,759,951	8,950,173	1,522,010	1,882,549	25,793,955	(8,600,637)	17,193,318	(7,428,658)	9,764,660

Segment results	1,692,853	504,844	17,280	733,917	573,997	3,522,891	(81,838)	3,441,053	1,078,849	4,519,902

Interest income	9,503,999	4,937,620	2,738,507	1,907,104	1,042,109	20,129,339	(9,779,095)	10,350,244	1,054,708	11,404,952
Interest expense	6,417,851	3,857,489	2,837,558	347,364	278,028	13,738,290	(8,346,245)	5,392,045	(49,675)	5,342,370

Net interest income (expense)	3,086,148	1,080,131	(99,051)	1,559,740	764,081	6,391,049	(1,432,850)	4,958,199	1,104,383	6,062,582
Provision for credit losses	421,506	353,132	(5)	388,376	18,612	1,181,621	236,305	1,417,926	(1,517,852)	(99,926)
Non-interest income	868,126	327,175	6,228,946	348,823	1,414,437	9,187,507	1,096,620	10,284,127	(7,404,517)	2,879,610
Non-interest expense	1,685,804	514,710	6,111,728	749,389	1,483,796	10,545,427	(488,503)	10,056,924	(5,858,496)	4,198,428

Net non-interest income (expense)	(817,678)	(187,535)	117,218	(400,566)	(69,359)	(1,357,920)	1,585,123	227,203	(1,546,021)	(1,318,818)
Depreciation and amortization	154,111	34,620	892	36,881	102,113	328,617	(2,194)	326,423	(2,635)	323,788

Extraordinary gain	—	—	—	—	—	—	—	—	—	—
Net income (loss) before tax expense(benefit)	1,692,853	504,844	17,280	733,917	573,997	3,522,891	(81,838)	3,441,053	1,078,849	4,519,902

Income tax expense (benefit)	461,894	159,906	4,939	243,222	87,908	957,869	16,178	974,047	448,857	1,422,904
Minority interests	—	—	—	—	8,746	8,746	—	8,746	(4,001)	4,745
Cumulative effect of a change in an accounting principle (Note 28)	—	—	—	—	—	—	—	—	(1,687)	(1,687)

Net income (loss)	1,230,959	344,938	12,341	490,695	477,343	2,556,276	(98,016)	2,458,260	632,306	3,090,566

Segments’ total assets	88,647,438	56,422,392	36,847,803	8,703,817	10,047,610	200,669,060	(1,754,182)	198,914,878	(5,936,633)	192,978,245

(1)	Includes eliminations for consolidation, inter-segment transactions and certain differences in classification under our management reporting system.

*        *        *        *        *

Kookmin acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that our responses above adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact our counsel, Yong G. Lee at Cleary Gottlieb Steen & Hamilton LLP at 011-852-2532-3707 (fax 011-852-2160-1001).

Very truly yours,

/s/ Kap Shin
(Signature)

Name:	Kap Shin
Title:	CFO / Senior EVP
Executive Director

cc:	Yong G. Lee, Partner

Cleary Gottlieb Steen & Hamilton LLP

Sharon Blume, Staff Accountant

Division of Corporation Finance